Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated September 11, 2014, relating to the financial statements of Avid Technology, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note B to the consolidated financial statements), and the effectiveness of Avid Technology, Inc.'s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of Avid Technology, Inc.’s internal control over financial reporting because of material weaknesses), appearing in the Annual Report on Form 10-K of Avid Technology, Inc. for the year ended December 31, 2013.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 12, 2014